Contact

www.linkedin.com/in/philschnyder (LinkedIn)
vichara.com (Company)

Top Skills

Strategic Partnerships
Affiliate Marketing
Contract Negotiation

Phil Schnyder

Managing Director and CRO
Salt Lake City Metropolitan Area

Summary

Phil is Managing Director and CMO at Vichara Technologies. Vichara offers enterprise systems and services for securities trading, portfolio management, asset securitization, risk management, e-finance and financial operations. Phil has spent over 30 years in the tech industry working with multiple startups as well as public companies. During this time, he has lead teams that have sold over a quarter billion dollars of software.

Experience

Vichara Technologies
Managing Director & CMO
August 2023 - Present (5 months)
Salt Lake City, Utah, United States

Apellix
Chief Operating Officer
March 2022 - August 2023 (1 year 6 months)
Jacksonville, Florida, United States

Apellix puts drones to work. Our precision-controlled aerial robotic systems can test, measure, clean, coat and paint different structures - buildings, bridges, oil rigs, and more.

Founded in 2014 and headquartered in Florida, Apellix's team has received 6 full patents, has other patents pending, has won a NACE Corrosion Innovation of the Year award and multiple other accolades.

Apellix is backed by AkzoNobel/International Paints, the largest paint company in the world through their joint development agreement to build next generation systems for protective coating applications. Apellix is an early stage company bringing its systems to market and completing additional development and would love to work with companies and investors who want to help transform how we maintain our built world.

Here is our demo video https://youtu.be/3jPYC6_I2nQ showcasing our precision controlled autonomous flight and here is our demo video https://youtu.be/MAhgGC28HXI showcasing our spray-painting drone.

Avanquest Software
Director On-Line Business Development
January 2005 - March 2022 (17 years 3 months)

Search for interesting software products, and help launch these products in channels and markets around the world.

askSam
CEO
January 1992 - 2005 (13 years)

Since 1985 askSam Systems has created some of the world's most popular free-form database and information management tools. askSam products are used worldwide by over 350,000 users to collect, organize and distribute information.

North American Software GmbH
Technical Director
June 1984 - July 1991 (7 years 2 months)

North American Software (NAS) was a European software republishing company based in Munich, Germany. My responsibilities included included product evaluation adaptation, and localization; managing the technical support; and the writing and reviewing of marketing materials. Also active in reseller sales, training and in presenting products to the press and public.

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Education

Swarthmore College
BA, Political Science · (1981 - 1985)